

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   September 15, 2017

<u>Via E-mail</u>
Philip B. Flynn
President and Chief Executive Officer
Associated Banc-Corp
433 Main Street
Green Bay, Wisconsin 54301

     Re: **Associated Banc-Corp**
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed February 6, 2017
            File No. 001-31343

Dear Mr. Flynn:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ David Irving

                    David Irving
                    Senior Staff Accountant
                    Office of Financial Services